Exhibit 16

[Letterhead of KPMG Peat Marwick LLP appears here]




January 9, 1998

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Andersen Group, Inc. and, under the date of April 8, 1997, we reported on the consolidated financial statements of Andersen Group, Inc. and subsidiaries as of and for the years ended February 28, 1997 and February 29, 1996. On December 23, 1997, our appointment as principal accountants was terminated. We have read Andersen Group, Inc.'s statements included under Item 4 of its Form 8-K dated December 30, 1997, and we agree with such statements, except that we were not in a position to confirm Andersen Group, Inc.'s statement that the change was approved by the audit committee of the Board of Directors.

Very truly yours,


/s/ KPMG Peat Marwick LLP


cc:      Mr. Andrew M. O'Shea
         Andersen Group, Inc.












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